INDIGO-ENERGY, INC.
701 N. Green Valley Pkwy, Suite 200, Henderson, NV 89074

January 29, 2009

VIA EDGAR

Donna Levy, Esq.
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 7010

Re:	Indigo-Energy, Inc.
Registration Statement on Form S-1
Filed January 24, 2008
File No. 333-148850

Dear Ms. Levy:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, “Indigo-Energy, Inc.” (the “Company”) hereby submits this application (the “Application”) for withdrawal of its Registration Statement on Form S-1 (originally filed on Form SB-2), and all amendments and exhibits thereto, filed with the Securities and Exchange Commission (“Commission”) on January 24, 2008 (File No. 333-148850) (the “Registration Statement”).  The Registration Statement was filed in order to register the resale of up to 30,538,889 shares of the Company’s common stock (the “Common Stock”) by certain selling stockholders identified in the Registration Statement prospectus.

The Company confirms that the Registration Statement has not been declared effective and that no securities were sold in connection with the offering contemplated in the Registration Statement. In accordance with discussions between the Commission and the Company’s counsel, the Company intends to promptly file a new registration statement on Form S-1, which will address the comments received from the Staff on the Registration Statement, in order to re-register the securities covered by the Registration Statement. Such registration statement also will contain updated disclosure concerning the activities of the Company to date.

If you have any questions regarding this Application, please contact our counsel Arthur S. Marcus, Esq., of Gersten Savage LLP, at 212-752-9700.  His facsimile number is (212) 980-5192.

Very truly yours,

INDIGO-ENERGY, INC.

By:	/s/ Stanley L. Teeple
Stanley L. Teeple
Chief Financial Officer